September 26, 2008

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:  Request to withdraw all filings to Registration Statement No. 333-148265
         Initial filing             December 21, 2007
         Pre-Effective No. 1        May 2, 2008
         Pre-Effective No. 2        July 18, 2008
         Pre-Effective No. 3        August 11, 2008

Dear Ms. Samuel:

Pursuant to Rule 477 under the Securities Act of 1933, we request that the above filings be withdrawn immediately.  We seek withdrawal of these filings based on a change in direction of the company.  No securities have been sold pursuant to the registration statements.

It is our understanding that this application for withdrawal of the Registration Statements will be deemed granted as of the date that it is filed with the Commission unless the Company receives notice from the
Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please call Christopher Sprague of Prudential
Annuities Life Assurance Corporation at (973) 802-6997.

Sincerely,

/s/C. Christopher Sprague
C. Christopher Sprague
Vice President, Corporate Counsel